December 4, 2012

Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Bristow Group Inc.

Form 10-K for the Year Ended March 31, 2012

Filed May 23, 2012

Form 10-Q for the Quarter Ended June 30, 2012

Filed August 6, 2012

File No. 001-31617

Dear Ms. Cvrkel:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 6, 2012 regarding the Form 10-K for the fiscal year ended March 31, 2012 filed May 23, 2012 and the Form 10-Q for the quarter ended June 30, 2012 filed August 6, 2012 by Bristow Group Inc. (the “Company”). For convenience, we have included the Staff’s original comments verbatim and added our responses below.

Form 10-K for the Year Ended March 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview of Operating Results, page 32

1.	We note your use of non-GAAP financial measures, Adjusted operating income, Adjusted EBITDAR, Adjusted net income and Adjusted diluted earnings per share and your disclosure for the reasons why management believes Adjusted EBITDAR is useful to investors. Please note you are required separately disclose the reason(s) why management believes such measures are useful to investors for each of the non-GAAP financial measures presented. We do not consider discussion of the non-GAAP measures together in generic terms to meet the disclosure requirement prescribed Item 10(e)(1)(i)(c) of Regulation S-K. Please revise accordingly.

Response: We will revise our disclosures in future filings to separately disclose the reasons why management believes the non-GAAP measures of adjusted operating income, adjusted net income and adjusted diluted earnings per share are useful to investors, similar to the disclosures provided for adjusted EBITDAR. The revised disclosure will be similar to the following:

Bristow Group Inc.

2103 City West Blvd. 4th Floor, Houston, Texas 77042, United States

t (713) 267 7600 f (713) 267 7620 www.bristowgroup.com

Management believes that adjusted operating income, adjusted EBITDAR, adjusted net income and adjusted diluted earnings per share (collectively, the “Non-GAAP measures”) provide relevant and useful information, which is widely used by analysts, investors and competitors in our industry as well as by our management in assessing both consolidated and business unit performance.

Adjusted operating income provides us with an understanding of the results from the primary operations of our business by excluding asset disposition effects and special items that do not reflect the ordinary earnings of our helicopter services operations. We believe that this measure is a useful supplemental measure because operating income includes asset disposition effects and special items, and inclusion of these items does not reflect the normal earnings of our business.

Adjusted EBITDAR provides us with an understanding of one aspect of earnings before the impact of investing and financing transactions and income taxes. Additionally, we believe that adjusted EBITDAR provides us with a useful supplemental measure of our operational performance by excluding the financing decisions we make regarding aircraft purchasing or leasing decisions. Adjusted EBITDAR should not be considered as a measure of discretionary cash available for us to invest in the growth of our business.

Adjusted net income and adjusted diluted earnings per share present our consolidated results excluding asset dispositions and special items that do not reflect the ordinary earnings of our helicopter services operations. We believe that these measures are useful supplemental measures because net income and diluted earnings per share include asset disposition effects and special items, and inclusion of these items does not reflect the predictive ongoing operational earnings of our business.

The Non-GAAP measures are not calculated or presented in accordance with GAAP and other companies in our industry may calculate these measures differently than we do. As a result, these financial measures have limitations as analytical and comparative tools and you should not consider these items in isolation, or as a substitute for analysis of our results as reported under GAAP. In calculating these financial measures, we make certain adjustments that are based on assumptions and estimates that may prove to be inaccurate. In addition, in evaluating these financial measures, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation. Our presentation of the Non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or special items.

Business Unit Operating Results, page 39

2.	Please revise to discuss and quantify each of the significant components affecting the changes in revenue and operating income. For example, you disclose that operating revenue for West Africa increased primarily due to new contracts and a combination of increased flight hours and price increases on existing contracts and ad hoc flying, partially offset by the non-renewal of a major contract; however, you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Also, please consider explaining the underlying economic reason(s) for the decrease/increase occurred and your expectations for future sales. See Item 303 of Regulation S-K.

Response: We will revise our disclosures in future filings to include additional discussion and quantification of the significant components affecting the changes in revenue and operating income, and where appropriate, will provide explanations for the underlying economic reasons for the decreases/increases and our expectations for future sales.

Notes to the Financial Statements

Note 4. Property and Equipment and Assets Held for Sale

3.	We note your disclosure that during fiscal 2012 you received proceeds of $147.8 million for the sale of seven aircraft and entered into seven separate agreements to lease back the aircraft. Please tell us how you accounted for these sale/leaseback transactions under the guidance in ASC 840-40 and tell us if any gain or loss was recognized or deferred as a result of these transactions.

Response: We analyzed the sale and leaseback of the seven aircraft in accordance with the guidance in ASC 840-40. Per this analysis, which is included below, none of the leases meet the criteria for capital lease treatment and are therefore accounted for as operating leases. Five of the aircraft were sold at amounts approximating their carrying values and two of the aircraft were sold for gains. Based on our analysis of the applicable literature, which is included below, the gains realized on two of the aircraft were deferred and amortized over the life of the leases as a reduction of lease expense.

ASC 840-40-25-2 states “If a property is accompanied by a leaseback of all or any part of the property for all or part of its remaining economic life and the lease meets one of the four lease classification criteria in paragraph 840-10-25-1: the seller-lessee shall account for the lease as a capital lease. Otherwise, the seller-lessee shall account for the lease as an operating lease.”

ASC840-10-25-1 states “A lessee and a lessor shall consider whether a lease meets any of the following four criteria as part of classifying the lease at its inception under the guidance in the Lessees Subsection: of this Section (for the lessee) and the Lessors Subsection: of this Section (for the lessor):

a.	Transfer of ownership. The lease transfers ownership of the property to the lessee by the end of the lease term. This criterion is met in situations in which the lease agreement provides for the transfer of title at or shortly after the end of the lease term in exchange for the payment of a nominal fee, for example, the minimum required by statutory regulation to transfer title.

All seven lease agreements require the aircraft to be returned to the lessor at the end of the lease; therefore there is no transfer of ownership and this criterion is not met.

b.	Bargain purchase option. The lease contains a bargain purchase option.

Three of the lease agreements contain an option allowing us to purchase the aircraft at Fair Market Sales Value of the aircraft at the end of the renewal terms of the lease. Fair Market Sales Value is defined in the lease agreements as “the sales value which would be obtained in an arm’s length transaction between an informed and willing seller under no compulsion to sell, and an informed and willing buyer under no compulsion to buy.”

The other four lease agreements allow us to purchase the aircraft at the Fair Market Sales Value at the end of the lease or at the end of each of the renewal terms. Fair Market Sales Value is defined in the lease agreements as “the amount which would be obtained in an arm’s length transaction between an informed and willing buyer (who is neither a lessee in possession nor a used equipment dealer), and an informed and willing seller under no compulsion to sell.” Additionally, there is an early purchase option applicable to each of these four aircraft leases based on the set percentage of the original fair value of the aircraft plus any unpaid rent. The early purchase option is an estimate of the fair market value of the aircraft based on estimated usage and depreciated value.

Per ASC 840-10-20 a bargain purchase option is defined as “a provision allowing the lessee, at his option, to purchase the leased property for a price that is sufficiently lower than the expected fair value of the property at the date the option becomes exercisable that exercise of the option appears, at lease inception, to be reasonably assured.”

There are no bargain purchase options as all seven leases allow for us to purchase the leased aircraft at a fair market value; therefore this criterion is not met.

c.	Lease term. The lease term is equal to 75 percent or more of the estimated economic life of the lease property. However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.

The estimated economic life of the leased aircraft ranges from 25 to 30 years. This is supported by the general trend in the industry data published by PFC Energy that 52% of the global oil and gas helicopter fleet is over 15 years old and 28% is more than 25 years old. The lease term for two of the aircraft leases is six years with four renewal terms of 12 months each. The minimum lease term of six years divided by 15 years would mean the lease is 40% of the economic life of the aircraft. The lease term for two of the aircraft leases is five years with five renewal terms of 12 months each. The minimum lease term of five years divided by 15 years would mean the lease is 33% of the economic life of the aircraft. The lease term for the remaining three aircraft leases is five years with up to three renewal terms of three years each. The minimum lease term of five years divided by 15 years would mean the lease is 33% of the economic life of the aircraft. We used the minimum lease terms in this analysis based on our review of the renewal terms under the lease agreements and determination that no criteria existed that could force us or otherwise penalize us if the lease was not renewed past the original lease terms. None of the lease terms equal 75% or more of the estimated economic life of the leased aircraft; therefore this criterion is not met.

d.	Minimum lease payments. The present value at the beginning of the lease term of the minimum lease payments, excluding the portion of the payments representing executor costs such as insurance, maintenance and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property to the lessor at lease inception over any related investment tax credit retained by the lessor and expected to be realized by the lessor. If the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.

The net present value of the minimum lease payments range from 36% to 54% of the fair value of the aircraft at inception of the lease using a 6% discount rate, which we estimate to be the lessee’s average borrowing rate; therefore this criterion is not met.

Per analysis above, none of the leases meet the criteria for capital lease treatment. Therefore, the leases were accounted for as operating leases.

ASC 840-25-3 states “Any profit or loss on the sale shall be deferred, unless any of the following conditions exist:

(a)	The seller-lessee relinquishes the right to substantially all of the remaining use of the property sold retaining only a minor portion of such use. In that circumstance, the sale and the leaseback shall be accounted for as separate transactions based on their respective terms. However, if the amount of rentals called for by the lease is unreasonable under market conditions at lease inception, an appropriate amount shall be deferred or accrued by adjusting the profit or loss on the sale to adjust those rentals to a reasonable amount.

(b)	The seller-lessee retains more than a minor part but less than substantially all of the use of the property through the leaseback and realizes a profit on the sale in excess of whichever of the following two amounts applies:

a.	If the leaseback is classified as an operating lease, the present value of the minimum lease payments over the lease term, computed using the interest rate that would be used to apply the minimum-lease-payments criterion in paragraph 840-10-25-1(d)

b.	If the leaseback is classified as a capital lease, the recorded amount of the leased asset.

In that circumstance the profit on the sale in excess shall be recognized at the date of the sale.

(c)	The fair value of the property at the time of the transaction is less than its undepreciated costs, in which circumstance a loss shall be recognized immediately.

The present value of the minimum lease rentals calculated for the two aircraft with gains were 46%. This is not minor or substantially all of the remaining use of the property. Therefore (a) is not applicable. Additionally, (b) does not apply as the profit realized is not in excess of the present value of the minimum lease payments for either aircraft. We realized a profit of $713,000 on the sale of the first aircraft and $922,000 on the sale of the second aircraft. Therefore, these profits were deferred and amortized over the life of the leases as a reduction of lease expense.

4.	We note from your disclosures on page 31 and 66 that during fiscal year 2012, changes were made to your fleet strategy as a result of a continued shift in demand for your aircraft to newer technology aircraft types, among other factors. You state the change in demand for your older aircraft has accelerated over the last few quarters and resulted in the determination that you will operate certain older types of aircraft for a shorter period than originally anticipated which led to the global review and impairment of spare parts inventories supporting your fleet. In this regard, please tell us what impact, if any, such changes in your fleet strategy had on your estimates of depreciable lives of such older types of aircraft that are classified as held and used and for which you will continue to operate for a shorter period than originally anticipated as a result of the change in fleet strategy. If no changes were made to the depreciable lives of such aircraft, please explain why and provide us with the basis for your conclusion. As part of your response, please tell us the carrying value of such aircraft that continue to be held for use, the depreciable lives and/or revisions made to the depreciable lives of the affected aircraft. We may have further comment upon receipt of your response.

Response: Based on our review of the depreciable lives and salvage values associated with held for use aircraft of the model types impacted by our change in fleet strategy, a change was required to the depreciable life and salvage value of one aircraft. The discussion below outlines the review of our aircraft and the rationale for not changing the depreciable lives and salvage values of other aircraft as of March 31, 2012. EXHIBIT 1 to this letter provides the carrying values of the held for use aircraft of these model types, as well as the salvage values, the depreciable lives and a discussion of the analysis completed for those aircraft.

On a quarterly basis we complete a review of our consolidated aircraft fleet for three purposes:

1.	To determine whether any triggering events have occurred that would require further analysis of our held for use aircraft fleet for potential impairment.

2.	To review carrying values of aircraft held for sale, including those aircraft transferred to held for sale during the quarter, to ensure these aircraft are appropriately stated at fair market value, less cost to sell.

3.	To review the depreciable lives and salvage values associated with our held for use aircraft fleet.

In accordance with the AICPA Audit and Accounting Guide: Airlines dated May 1, 2011 section 4.51, as part of this review, nonoperating aircraft are either classified as temporarily grounded, permanently grounded – held for sale, permanently grounded – abandoned, or in-service – decision has been made to market aircraft for sale or abandon at a fixed date. The requirements for these aircraft are presented below:

4.51 The following table summarizes the different accounting models and treatments for nonoperating aircraft once the aircraft are either temporarily or permanently grounded by an airline:

Disposition Status	Accounting Treatment	Timing of Accounting
Temporarily Grounded	Continue to depreciate and consider the need to complete a held for use impairment analysis	Date of Decision

Permanently Grounded —Held For Sale (this also includes aircraft to be disposed of by sale of usable parts)	Stop depreciation and conduct a held for sale impairment analysis	Date of Grounding

Permanently Grounded – Abandon	Stop depreciation and write down to salvage value	Date of Grounding

In-Service – Decision made to market aircraft for sale or abandon at a fixed date	Held for use impairment analysis- accelerate depreciation to estimated salvage value at planned disposal date	Date of Decision

Additionally, certain aircraft that are still operating where management has made the decision to sell or abandon the aircraft at a fixed date are reviewed for potential impairment individually and an analysis completed to determine whether depreciation needs to be accelerated or additional depreciation recorded for an expected reduction in salvage value at the planned disposal date.

In our September 2011 quarter, as a result of the change in strategy at that time, it was determined that we would accelerate our eventual retirement of certain models of older aircraft within our fleet, including the following model types:

•	AS 332

•	Bell 206

•	Bell 212

•	Bell 407

•	Bell 412

•	Bo-105

•	Eurocopter EC155

•	Sikorsky S-61

•	Sikorsky S-76A models (including A+ and A++)

A number of these aircraft were classified as held for sale as they met the held for sale criteria at that time, with the remainder of the aircraft being held for use. No specific decision had been made at that time to abandon any of the held for use aircraft at a fixed date as the change in fleet strategy was to begin over the next few fiscal years to phase these models out of our fleet, with the pace of phase out differing by model type. A held for use impairment analysis was conducted for each model type of aircraft and consideration was given as to whether depreciation should be accelerated. As these aircraft consist of many older model types that had operated in our fleet longer than originally anticipated, a majority of the aircraft to be phased out were fully depreciated to their original estimated salvage values based on our capitalization and depreciation policy. That policy requires depreciation of our aircraft over 15 years to a salvage value of 50% for the AS332’s, Bell 412EP’s and EC155’s, and 30% for the remainder of the aircraft model types listed above.

For those aircraft still being depreciated, we considered whether any change was required to the estimated salvage values and/or to the remaining lives. For those aircraft no longer being depreciated, we considered whether our current expectation of salvage value was lower than the carrying value.

Consideration of Salvage Value

Our consideration of ultimate salvage value took into account current expectations of fair market value and the expected time to ultimate disposal. Despite market indicators that resulted in our impairment of held for sale aircraft, the salvage value was not adjusted on a majority of the same type aircraft still operating within our fleet. The determination of the ultimate value to be received upon sale depends largely upon the condition of the aircraft and the flight time left on the aircraft and major components until the next major maintenance check is required. The future value also depends on the aftermarket that exists as of that date, which can differ substantially over time. A review of our aircraft sales in prior fiscal years showed that we have historically sold aircraft for gains and that weakness in the aftermarket is usually temporary and circumstances can change related to the demand for aircraft model types. As such, only in instances where a fixed date for sale or disposal was determined and that date was near enough to allow for a good estimate of sales value was the salvage value adjusted.

We adjusted the salvage value of one EC155 aircraft as of March 31, 2012. Subsequent to March 31, 2012, in the June and September 2012 quarters, as part of our quarterly analysis, we adjusted salvage values for certain other aircraft as fixed disposal dates became known.

Consideration of Change to Remaining Lives

For those aircraft still being depreciated, consideration was given to the expected timing of ultimate disposal. Any expected disposal in advance of the remaining depreciable life would result in accelerated depreciation. A majority of the instances where depreciation was still being recorded for the held for use aircraft under consideration related to aircraft newer to the fleet that will be phased out later than the other model types already fully depreciated. A review of those aircraft and discussion with management as to the operating plans showed only one instance, for an EC155 aircraft, where the remaining useful life needed to be adjusted as of March 31, 2012.

The table presented as EXHIBIT 1 to this letter includes the carrying value of the aircraft model types listed above that were held for use as of March 31, 2012, the depreciable lives and/or revisions made to the depreciable lives of the affected aircraft.

Form 10-Q for the Quarter Ended June 30, 2012

Note 1. Basis of Presentation, Consolidation and Summary of Significant Accounting Policies, page 5

5.	We note from your disclosure in Note 1 that during the first quarter of fiscal 2013 you recorded impairment charges of $1.9 million to reduce the carrying value of seven aircraft held for sale. You also sold four aircraft and other equipment during the quarter for proceeds of $20.2 million, resulting in a loss of $3.4 million. We also note from your disclosure on page 31 of your Form 10-K for the year ended March 31, 2012, you recorded an impairment charge related to two AS332Ls to be sold in fiscal year 2013 and five other AS332Ls held for sale of $23.3 million and further, you recognized a $2.7 million impairment charge related to a review of the remainder of your held for sale and operational fleet of aircraft. In this regard, please tell us the facts and circumstances which lead to the additional impairment of the seven aircraft during the quarter ended June 30, 2012 and why you believe that the amount recorded on the balance sheet as of March 31, 2012 was appropriately presented.

Response: In accordance with the AICPA Audit and Accounting Guide: Airlines dated May 1, 2011 section 4.48, we record an impairment charge in the period an aircraft meets the held for sale criteria to the extent the carrying value exceeds fair value less the cost to sell. In subsequent periods, any changes to fair value, less cost of sell, are recognized as gains or losses in the period of change, and the aircraft’s carrying amount is adjusted for both increases and decreases, provided that the aircraft’s carrying amount does not exceed its carrying amount as of the date the aircraft was classified as held for sale.

The seven aircraft for which charges were taken in the June 2012 quarter consisted of five S-76A model aircraft, one Bell 412SP and one Bell 412HP. As of March 31, 2012, the S-76A model aircraft were held for sale with carrying values of $700,000 each as this was the best estimate at the time of the expected sales value, less cost to sell, of the aircraft. The value represented our asking price for the aircraft in the aftermarket and we believed at that time that we would sell the aircraft for close to that amount. As no other aircraft of this model type had been sold in the recent past, no better market data existed for the value of this aircraft. During the June 2012 quarter, another owner of an S-76A model aircraft sold the aircraft at auction for approximately $400,000. We believed, absent any other data, that this was the current best estimate the possible sales value to be received for our aircraft and took a further charge to reduce the carrying value of these five aircraft to $400,000 each in the June 2012 quarter.

The Bell 412SP and Bell 412HP aircraft were included in held for sale with carrying values of $1.1 million and $1.0 million, respectively, as of March 31, 2012. We had sold aircraft of these model types in prior periods for values in excess of these amounts and had been asking in excess of these values for these two aircraft. However, in the June 2012 quarter we were approached by a buyer offering a total of $1.6 million for these two aircraft. In order to remove this capital from our books, management made a decision to take this offer and the aircraft were subsequently sold on August 13, 2012.

Our consideration of the fair value, less cost to sell, of held for sale aircraft takes into account our best estimates of sales values as of the current date. As information becomes known that suggests the carrying value of aircraft classified as held for sale need to be adjusted higher or lower, we make those adjustments. The seven aircraft referred to above were carried as of March 31, 2012 at our best estimate of ultimate sales value, less cost to sell, at that date. The additional market data on the S-76A’s and the decision by management to take a lower offer on the Bell 412’s in the June 2012 quarter provided new information requiring adjustment to the carrying values of these aircraft.

6.	Furthermore, your disclosure on page 33 indicates that as of June 30, 2012 you have 17 aircraft classified as held for sale for which additional impairment charges of $1.9 million were recognized for seven of the aircraft. In this regard, please tell us what, if any, consideration was given to the potential impairment of the remaining aircraft held for sale (i.e. updated impairment analysis). If no update was required, please explain why you believe the carrying value of the remaining aircraft classified as held for sale is appropriate. We may have further comment upon receipt of your response.

Response: The following table presents the remaining ten aircraft held for sale as of June 30, 2012 for which no additional impairment was recorded, including discussion of the appropriateness of the carrying value for each:

A/C Model	Serial #	Carrying Value @ 6/30/12
AS332L	2023	$1,000,000	(i)
AS332L	2064	1,000,000	(i)
AS332L	2079	3,060,000	(ii)
AS332L	2024	981,540	(i)
AS332L	2086	981,540	(i)
AS332L	2123	959,546	(i)
Bell 412	33032	747,478	(iii)
Bell 412EP	36101	1,159,991	(iv)
Bell 412EP	36157	2,220,017	(iv)
Bell 412EP	36317	2,423,284	(iv)

(i)	These five AS332L aircraft were written down to approximately $1 million each as of March 31, 2012 as aircraft in similar condition were sold in a transaction in March 2012 for that amount. As of June 30, 2012 this was the best indicator of value of the aircraft in the aircraft sales aftermarket.

(ii)	This aircraft was included as part of the sale of other AS332L aircraft in March 2012; however, the buyer required the aircraft to undergo a major maintenance check prior to taking delivery. The expected maintenance costs to maintain the aircraft were accrued for as of March 31, 2012 and the aircraft written down to this agreed upon value at that time.

(iii)	This aircraft is a similar aircraft to the Bell 412SP and Bell 412HP sold in August 2012. We had an agreement in place to sell these similar aircraft for a total of $1.6 million as of June 30, 2012. As the value of this aircraft was close to the sale price of those aircraft, no change in fair value was suggested as of June 30, 2012.

(iv)	These three aircraft are newer model Bell 412’s with higher market values. We sold three of this model aircraft in fiscal year 2012 for $3.1 million each.

Based on the consideration of the carrying values of these ten held for sale aircraft in comparison to the expected sales value as of June 30, 2012, these aircraft were appropriately valued.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to answering any questions you may have on our responses and providing you with any additional information that you may require. Please feel free to contact me by phone at (713) 267-7627 or by fax at (713) 267-7620.

Sincerely,

Bristow Group Inc.

/s/ Jonathan E. Baliff

Jonathan E. Baliff

Senior Vice President, Chief Financial Officer

cc:	Brian J. Allman, Vice President, Chief Accounting Officer

E. Chipman Earle, Senior Vice President, General Counsel

John D. Geddes, Baker Botts L.L.P.

Ty Moore, KPMG LLP

Claire Erlanger, Securities and Exchange Commission

Jean Yu, Securities and Exchange Commission

EXHIBIT 1

Serial No.	Model Type	Net Book Value @ 3/31/12	Salvage Value @ 3/31/12	Remaining Life @ 3/31/12 (In months)
2083	AS 332 L Super Puma	$4,268,488	$3,964,651	13
2129	AS 332 L Super Puma	$3,977,491	$3,700,000	2
2046	AS 332 L Super Puma	$3,650,000	$3,650,000	2
2028	AS 332 L Super Puma	$3,595,725	$3,595,725	0
2092	AS 332 L Super Puma	$3,595,725	$3,595,725	0
2045	AS 332 L Super Puma	$4,307,987	$4,307,987	0
2059	AS 332 L Super Puma	$4,307,987	$4,307,987	0
2061	AS 332 L Super Puma	$4,307,987	$4,307,987	0
2078	AS 332 L Super Puma	$4,307,987	$4,307,987	0
2096	AS 332 L Super Puma	$4,307,987	$4,307,987	0
2164	AS 332 L Super Puma	$4,307,987	$4,307,987	0
2036	AS 332 L1 Super Puma	$4,307,987	$4,307,987	0

These AS332L aircraft were all operational within our fleet as of March 31, 2012 and no decision had been made as to when these aircraft would be sold or otherwise disposed of. A recent sale of AS332L’s resulted in $1 million being received for aircraft where planned major maintenance checks were required and $3.1 million being received for an aircraft for which a major check was to be completed prior to sale. No additional depreciation was recorded to adjust salvage values on these aircraft as of March 31, 2012 as future circumstances could change market conditions. For example, we have seen a recent increase in demand for certain AS332L’s with operational issues resulting in non-operation of EC225 and other AS332L model aircraft.

3040	B 206 B III JetRanger-Training Academy	$263,515	$105,000	35
51378	B 206 L3 Long Ranger	$427,797	$427,797	0
51460	B 206 L3 Long Ranger	$427,797	$427,797	0
51462	B 206 L3 Long Ranger	$427,797	$427,797	0
51472	B 206 L3 Long Ranger	$420,000	$420,000	0
52146	B 206 L4 LongRanger	$330,472	$330,472	0
52285	B 206 L4 LongRanger	$914,373	$412,915	91
52344	B 206 L4 LongRanger	$1,254,677	$465,038	120
52127	B 206 L4 LongRanger	$354,992	$354,992	0
52282	B 206 L4 LongRanger	$891,852	$414,210	90
52315	B 206 L4 LongRanger	$999,038	$424,876	103
52342	B 206 L4 LongRanger	$1,246,827	$461,494	118
52380	B 206 L4 LongRanger	$1,949,658	$667,801	138
52312	B 206 L4 LongRanger	$1,000,906	$436,705	101
52157	B 206 L4 LongRanger	$329,126	$329,126	0
52057	B 206 L4 LongRanger	$323,000	$323,000	0
52139	B 206 L4 LongRanger	$353,620	$353,620	0
52165	B 206 L4 LongRanger	$347,116	$347,116	0

Serial No.	Model Type	Net Book Value @ 3/31/12	Salvage Value @ 3/31/12	Remaining Life @ 3/31/12 (In months)
52280	B 206 L4 LongRanger	$735,647	$406,200	52
52281	B 206 L4 LongRanger	$845,752	$413,324	77
52283	B 206 L4 LongRanger	$883,126	$411,910	90
52284	B 206 L4 LongRanger	$887,672	$414,204	90
52287	B 206 L4 LongRanger	$903,480	$413,393	91
52288	B 206 L4 LongRanger	$903,951	$416,724	92
52313	B 206 L4 LongRanger	$998,520	$427,292	102
52314	B 206 L4 LongRanger	$1,007,562	$428,287	103
52319	B 206 L4 LongRanger	$1,056,697	$441,239	106
52340	B 206 L4 LongRanger	$1,159,254	$460,626	117
52272	B 206 L4 LongRanger	$690,863	$398,020	51
52273	B 206 L4 LongRanger	$704,238	$405,450	51
52274	B 206 L4 LongRanger	$693,673	$399,550	51
52275	B 206 L4 LongRanger	$699,908	$403,200	51
52291	B 206 L4 LongRanger	$907,474	$417,473	93
52160	B 206 L4 LongRanger	$273,000	$273,000	0

A review of historical sales value for these Bell 206 model aircraft showed sales values either close to or in excess of the salvage values of these aircraft. We expect the aircraft with longer remaining lives to continue to operate through those lives. We have no indication that the future market for these aircraft would result in sales prices lower than those historically received.

30869	B 212	$510,778	$510,778	0

A review of historical sales value for Bell 212 model aircraft showed sales values in excess of the salvage value of this aircraft. We have no indication that the future market for this aircraft would result in a sales price lower than those historically received.

53044	B 407	$373,445	$373,445	0
53150	B 407	$372,370	$344,240	3
53182	B 407	$458,682	$411,167	2
53091	B 407	$640,413	$500,964	5
53172	B 407	$430,373	$403,298	7
53247	B 407	$508,562	$426,358	13
53374	B 407	$632,197	$427,389	31
53413	B 407	$2,092,823	$754,492	134
53243	B 407	$480,962	$428,258	12
53923	B 407	$2,249,351	$774,222	147
53624	B 407	$2,488,895	$888,421	139
53494	B 407	$814,226	$460,470	56
53491	B 407	$825,182	$461,971	56
53482	B 407	$1,666,133	$654,187	55

Serial No.	Model Type	Net Book Value @ 3/31/12	Salvage Value @ 3/31/12	Remaining Life @ 3/31/12 (In months)
53481	B 407	$865,360	$468,148	54
53480	B 407	$804,143	$464,848	53
53479	B 407	$819,155	$459,576	53
53478	B 407	$767,751	$455,087	51
53383	B 407	$615,800	$420,309	34
53366	B 407	$556,573	$420,946	31
53357	B 407	$585,990	$420,254	29
53284	B 407	$636,318	$432,143	22
53265	B 407	$554,347	$425,435	18
53264	B 407	$532,070	$424,141	15
53248	B 407	$518,127	$425,843	13
53037	B 407	$491,697	$400,233	3
53069	B 407	$335,941	$335,941	0
53126	B 407	$589,325	$498,069	5
53203	B 407	$488,750	$393,049	8
53204	B 407	$481,074	$396,237	11
53211	B 407	$460,287	$398,703	10
53227	B 407	$2,412,735	$861,121	139
53046	B 407	$366,515	$366,515	0
53550	B 407	$959,796	$479,140	76
53246	B 407	$475,791	$427,226	12
53107	B 407	$391,078	$391,078	0
53190	B 407	$418,135	$392,972	7
53293	B 407	$1,433,789	$711,106	36
53447	B 407	$1,995,422	$723,000	135

A review of historical sales value for these Bell 407 model aircraft showed sales values either close to or in excess of the salvage values of these aircraft. We expect the aircraft with longer remaining lives to continue to operate through those lives. We have no indication that the future market for these aircraft would result in sales prices lower than those historically received.

33032	B 412	$697,950	$697,950	0
36256	B 412 EP	$3,306,754	$2,500,000	54
36396	B 412 EP	$6,537,582	$3,994,511	114
36401	B 412 EP	$6,510,210	$3,953,538	115
36414	B 412 EP	$6,462,322	$3,881,391	119
36420	B 412 EP	$6,287,043	$3,762,078	120
36421	B 412 EP	$6,556,479	$3,902,504	120
36267	B 412 EP	$3,511,169	$2,841,268	51
36273	B 412 EP	$3,759,840	$2,958,816	56
36318	B 412 EP	$4,553,994	$3,177,205	78

Serial No.	Model Type	Net Book Value @ 3/31/12	Salvage Value @ 3/31/12	Remaining Life @ 3/31/12 (In months)
36354	B 412 EP	$4,904,967	$3,234,044	93
36373	B 412 EP	$5,710,748	$3,594,177	106
36378	B 412 EP	$5,723,715	$3,576,829	108
36383	B 412 EP	$5,810,676	$3,617,503	109
36386	B 412 EP	$5,907,446	$3,652,790	111
36387	B 412 EP	$5,929,742	$3,666,581	111
36433	B 412 EP	$7,400,505	$4,349,254	126
36446	B 412 EP	$7,047,475	$4,128,803	127
36289	B 412 EP	$2,437,502	$1,731,876	15
36311	B 412 EP	$2,479,425	$1,852,596	15
36314	B 412 EP	$2,516,299	$1,808,175	15
36315	B 412 EP	$2,403,939	$1,797,300	15
36317	B 412 EP	$2,460,810	$1,855,775	15
33210	B 412 SP	$977,163	$977,163	0
36012	B 412 SP	$1,020,034	$1,020,034	0
33212	B 412 SP	$1,005,810	$1,005,810	0
33186	B 412 SP	$1,081,128	$1,081,128	0
33179	B 412 SP	$712,973	$712,973	0
36068	B 412HP	$930,000	$930,000	0

A review of historical sales value for these Bell 412 model aircraft showed sales values either close to or in excess of the salvage values of these aircraft. We expect the aircraft with longer remaining lives to continue to operate through those lives. Further consideration is underway in the December 2012 quarter, given recent and expected future sales for certain of these aircraft of whether salvage values need to be adjusted for any aircraft. Our depreciation will be adjusted as necessary.

6757	EC 155B1	$8,161,570	$4,949,363	117
6762	EC 155B1	$8,228,374	$4,923,611	121
6778	EC 155B1	$8,432,936	$5,012,982	123

Two of these aircraft were impaired as of March 31, 2012 to their ultimate sales value as a sales agreement resulting in a loss was signed prior to filing of our financial statements for the quarter. The third aircraft’s salvage value was adjusted and depreciation accelerated, beginning March 31, 2012, to the expected sales date at the end of the current contract.

S-813	EC BO-105 CBS-4	$142,977	$142,977	0
S-803	EC BO-105 CBS-4	$427,797	$427,797	0

We have no experience with the sale of these aircraft types into the aftermarket and no reliable market data was available to suggest that an adjustment to salvage value for these fully depreciated assets was necessary.

Serial No.	Model Type	Net Book Value @ 3/31/12	Salvage Value @ 3/31/12	Remaining Life @ 3/31/12 (In months)
61822	S61 N	$1,196,478	$1,196,478	0
61752	S61 N	$823,661	$823,661	0

A review of historical sales value for these Sikorsky S61 N model aircraft showed sales values either close to or in excess of the salvage values of these aircraft. We have no indication that the future market for these aircraft would result in sales prices lower than those historically received.

760278	S76 A	$301,911	$301,911	0
760236	S76 A	$515,370	$515,370	0
760225	S76 A	$511,515	$511,515	0
760189	S76 A	$301,597	$301,597	0
760058	S76 A	$432,772	$432,772	0
760026	S76 A+	$832,756	$832,756	0
760046	S76 A+	$859,874	$859,874	0
760115	S76 A+	$859,874	$859,874	0
760107	S76 A+	$859,874	$859,874	0
760056	S76 A++	$750,000	$750,000	0
760022	S76 A++	$717,707	$717,707	0

Our best indication of sales value for S-76A model aircraft was $700,000 as of March 31, 2012. As this value approximated the net book value of these operational aircraft and any future change in the aftermarket could change the ultimate sales value at a future date, no adjustment was made to the salvage values of these aircraft. In the June and September 2012 quarters we did adjust the salvage values on certain of these aircraft and continued to depreciate over the expected remaining lives for aircraft where a fixed sales date was known and the aircraft were in similar condition to those currently held for sale.